EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	info@coralgold.com www.coralgold.com

June 4, 2010	Trading Symbols: TSX Venture – CLH US;OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL TO COMMENCE 2010 DRILLING PROGRAM AT
ROBERTSON PROPERTY, CRESCENT VALLEY, NEVADA

Coral Gold Resources Ltd. (the “Company”) is pleased to announce the commencement of its 2010 drill program as previously announced in a release dated 6 May 2010.

The initial drill program at Triplet Gulch, of 12 RC holes will be drilled by Lang Division of Boart Longyear, is currently in progress and on schedule.  The first hole was completed on Thursday June 3rd and the second hole is underway.  For a map of the Triplet Gulch area please click here

Drilling began June 1st under the direction of Bob McCusker, a qualified person as defined by NI 43 – 101, and will be completed during the last week of June with results expected in late July or early August.

Results will be announced as soon as they are made available.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.